December 4, 2018

Julio Macedo
Manager
American Diversified Energy LLC
711 W. 17th Street, Suite D-5
Costa Mesa, CA 92627

       Re: American Diversified Energy LLC
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed November 15, 2018
           File No. 024-10904

Dear Mr. Macedo:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2018 letter.

Form 1-A Amendment No.1 filed November 15, 2018

Summary of the Offering
The Power Purchase Agreement with The Crescent City Harbor District, page 5

1. Your response to comment 1 indicates that the disclosures reflect anticipated net income;
      however, the disclosure on page 68 still refers to anticipated revenues. Please revise or explain.
2. Please show us how you calculated an approximate 19.3% return on investment.
      Reconcile the cost used in this calculation to amounts disclosed in the filing.
 Julio Macedo
American Diversified Energy LLC
December 4, 2018
Page 2
Dilution, page 34

3. We are reissuing comment 4 as we are unable to locate your revision. Reference is made to your discussion of the issuance of Class E Units on page 38. Please revise to state that the Class E Units were issued in exchange for a capital contribution of $50,000 rather than
         $50,000,000.
4. Reference is made to the table on page 38, specifically the line "Post-Regulation A
         Offering Units Outstanding at 7/1/18." It appears the period should be 07/31/18 rather than 07/1/18. Please revise or advise.
Compensation of Directors and Executive Officers, page 79

5. We note your response to comment 15. Please provide us with an explanation why you have not provided disclosure of the amounts of your executive compensation for the last fiscal year in the format required by Item 11 of Offering Circular of Form 1-A. Otherwise
         please provide this disclosure in the format required by Item 11.
Note 9 - Subsequent Events
Phases of the Crescent City Harbor Project, page F-23

6. We are reissuing comment 25 as we are unable to identify consistent disclosures with regards to the amounts of kilowatts expected to be generated during phases one through four and in the aggregate. Please explain why the kilowatts generated for phases one through four are not consistent with your disclosure beginning on page
69. For instance,
         here you disclose phase one will generate 597.8 kilowatts however, page 69 indicates phase one will generate 387 kilowatts. Please address and revise each phase as necessary. Additionally, we noted inconsistencies with regards to the amount of kilowatts at specific phases of the project on pages 42 and 58. Please ensure consistency throughout your document.
       You may contact Scott Stringer, Accountant, at 202-551-3272 or Adam Phippen,
Accountant, at 202-551-3336, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney at 202-551-3342 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



FirstName LastNameJulio Macedo                                Sincerely,
Comapany NameAmerican Diversified Energy LLC
                                                              Division of
Corporation Finance
December 4, 2018 Page 2                                       Office of
Consumer Products
FirstName LastName